Pittsburgh & West Virginia Railroad
                           2 Port Amherst Drive
                           Charleston, WV 25306
                              (304) 926-1124
January 15, 2009

Mr. Daniel L. Gordon
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re: Pittsburgh & West Virginia Railroad; Form 10-K for the Year Ended December 31, 2007; Forms 10-Q for the quarter ended March 31, June 30, and September 30, 2008; Schedule 14A Filed March 31, 2008; File No. 1-05447

Dear Mr. Gordon:

Below are the Securities and Exchange Commission's ("SEC") December 29, 2008 comments on the Company's Form 10-K for the year ended December 31, 2007, Form 10-Q for the quarter ended March 31, June 30, and September 30, 2008, and Schedule 14A Filed March 31, 2008.


Form 10-K for the Year Ended December 31, 2007

General

1. Please revise your filing to include a risk factors section as required by Item 1A of Form 10-K or please explain to us why the registrant believes it is unnecessary to include the section.

Response 1:

In accordance with the instructions of Item 1A for Form 10-K, a small reporting company is not required to provide the information required by this item. After further review of Item 10(f)(1), we qualified to report as a small reporting company in our December 31, 2007 10-K.
We will amend the Form 10-K to be reported as a small reporting company.

Item 1. Business

2. Item 101(c)(xiii) of Regulation S-K requests that you disclose the number of employees you employ. As it appears that you do not have any employees, please revise to discuss how your business is conducted and the party responsible for your management.

Response 2:

Upon review we agree that the information should be added to enhance the disclosures under Item 1 as required by Item 101(c)(xiii) of Regulation S-K, and we will amend the Form 10-K for the year ended 12/31/2007 to include this disclosure. In addition, we will include the following disclosure in future filings:

"There are no employees. The accounting services and other general administrative services are provided through a contract with the Vice President, Secretary/Treasurer. The investor relations are provided by a third party investor service company."


Item 2. Properties

3. We note the disclosure under this subheading that other assets used in the operation of the railroad are included under the lease arrangement. In future filings please expand this section to give investors more information as to the suitability, adequacy, productive capacity and extent of utilization of the property and all such assets. See Instruction 1 to Item 102 of Regulation S-K. Additionally, please identify the "other assets."

Response 3:

The "other assets" were identified in the original Form 10-K filing as "real estate, machinery and equipment, and supplies, but excluding rolling stock all of which was sold to NSC prior to the effective date of the lease." With the exception of the real estate, the extent of utilization of the other items is very small or they are not used at all; therefore, this part of the disclosure is no longer necessary. The real estate pertains to the access to the railroad properties provided to NSC in the lease agreement. The disclosure will be modified to include this information in future filings.

4. We note that you have disclosed the summary financial data for NSC in this section. Please tell us the relevance of this disclosure and clarify if NSC operations consist solely of conducting operations with your railroad asset.

Response 4:

NSC does not conduct operations solely with the Company's railroad asset. However, as noted in the paragraph preceding NSC's summary financial data, if the lease terminates, NSC must have sufficient cash and other assets to provide to the Company for operation of the railroad for one year. Therefore, the summary financial data of the lessee is included to illustrate to the investors the financial position of NSC, and the remote likelihood of termination of the lease due to the unfavorable financial affects.


5. We note the discussion of the material terms of the lease in this section. Please tell us your remedy should NSC breach the lease prior to its expiration. Similar disclosure should be included in future filings.

Response 5:

The remedy to the termination of the lease is described in paragraph four of this item as follows:

"Upon termination of the lease, all properties covered by the lease would be returned to the Registrant, together with sufficient cash and other assets to permit operation of the railroad for one year."

In addition, there is an additional lease requirement relating to a non-cash settlement account of approximately $14 million that would have to be paid to the Company upon termination of the lease. This information was disclosed in the original Form 10-K in Item 7 as follows:

"Although the lease provides for additional rentals to be recorded, these amounts do not increase cash flow or net income as they are charged to NSC's settlement account with no requirement for payment, except at termination or non renewal of the lease."

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

6. Please disclose the price information as of the latest practicable date. Please refer to Item 201(a)(1)(v) of Regulation S-K.


Response 6:

After review we agree that this information was inadvertently omitted, and will be included in the amended Form 10-K as of the date of the amended 10-K, and as close to the latest practicable date of any future filings.

7. We note that the dividends paid were greater than net cash provided by operating activities in each of the fiscal years ending 2007, 2006, and 2005. Please tell us how the difference was funded. If debt was used to finance the difference between cash from operations and dividends paid, please consider including a risk factor in the appropriate section.

Response 7:

The difference between net cash provided by operating activities and dividends paid was an insignificant amount in each year of approximately $5,000; therefore, debt was not issued. The excess cash reserves from previous years were used to fund the difference.

8. We note that the first page of this Form 10-K is a letter to your shareholders notifying them of your annual meeting. As such, it appears that this filing was also made pursuant to Rule 14a-3 of the Exchange Act. In future filings, to the extent that the Form 10-K shall be submitted to the registrant's security holders, please include a performance line graph as required by Item 201(e) of Regulation S-K.

Response 8:

After further review of the instructions to Item 201(e), small reporting companies are exempt from Item 201(e). Therefore, this will not be required to be reported in future filings.

Item 8. Financial Statements and Supplementary Data

9. We note that your Form 10-K/A filed on March 31, 2008 omitted the certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) and Exchange Act Rules 13a-14(b) or 15d-14(b). Please file a full amendment to your Form 10-K and include the required certifications as exhibits to the amended filing. Refer to Item 601(b)(31) and Item 601(b)(32) of Regulation S-K.

Response 9:

After further review of the instructions to Item 601, we agree that the certifications required by Exchange Act Rules 13a-14(a) and Exchange Act Rules 13a-14(b) or 15d-14(b) should have been submitted again with the Form 10-K/A even though they had been previously filed with the original Form 10-K. In addition, an explanatory note will be added to the amended Form 10-K to explain the purpose of the amendment.

Item 9a. Controls and Procedures

10. We note that you evaluated the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." However,
Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly in your amended filing.


Response 10:

The last paragraph under Evaluation of Disclosure Controls and Procedures of this item was an additional concluding paragraph that extended the evaluation to the end of the period covered by the report as noted below:

"There have been no significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Registrant carried out its evaluation."

However, after further review of Item 307, we will include the following exact language in this disclosure in the amended filing:

"Management is responsible for establishing and maintaining effective internal controls over financial reporting. As of the end of the period covered by the report, the Registrant carried out an evaluation under the supervision and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures are adequate and effective in timely alerting them to material information relating to the Registrant required to be included in the Registrant's periodic filings with the SEC."


11. We note disclosure under this subheading regarding the adequacy and effectiveness of the registrant's disclosure controls and procedures. Please revise to expressly tie your effective conclusion to disclosure controls and procedures as set forth in Rule 13a-15(e) under the Exchange Act, or recite the definition as an alternative.

Response 11:

Rule 13a-15(e) of the Exchange Act defines disclosure controls as "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." We believe that the effective conclusion noted in paragraph one of this item satisfies the requirement in Rule 13a-15(e) regarding our conclusion of the effectiveness of disclosure controls and procedures as defined by the Rule, see the statement included in the original Form 10-K filing below:


"Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures are adequate and effective in 'timely alerting them to material information relating to the Registrant required to be included in the Registrant's periodic filings with the SEC'."

However, we can include the definition in future filings as follows:

"Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures are adequate and effective to ensure that information required to be disclosed in the Registrant's required SEC filings is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

12. It does not appear that your certifying officers have provided their conclusion regarding the effectiveness of your internal control over financial reporting in Management's Annual Report on Internal Control over financial Reporting. As required by Item 308(T) of Regulation S-K, please revise in your amended filing to provide a statement as to whether your internal controls over financial reporting are effective or ineffective. In addition, failure to provide a conclusion regarding the effectiveness of internal control over financial reporting renders the annual report materially deficient and therefore may impact your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. Please revise your disclosure as appropriate.

Response 12:

After further review of Item 308(T), we noted that the item does not refer to the certifying officers conducting an assessment of internal control over financial reporting, but refers to management, which is not further described, performing an assessment of internal control over financial reporting. As a result, the term management was used in the paragraphs under Item 9a Management's Annual Report on Internal Control over Financial Reporting for the assessment conducted. However, we agree that the conclusion that internal controls over financial reporting are considered to be "operating effectively" was not used in these paragraphs. The only reference to the effectiveness of internal control is in the design of the controls, see below:

"The Registrant's internal control system was designed to provide reasonable assurance to management and the Trustees regarding the reliability of financial reporting and the preparation of financial statement s for external purposes in accordance with generally accepted accounting principles."

Therefore, the language that "the controls were operating as designed or that controls were operating effectively" was inadvertently omitted. After further investigation of the omission, the cause of the omission was identified to be due to formatting for transferring the Form 10-K to EDGAR. The conclusion was included in the original draft of the 10-K before it was formatted for EDGAR. The following sentence was the last sentence in the last paragraph of Item 9a in the original draft before submission of the Form 10-K: "Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007." In addition, this conclusion was reached and documented during our performance of the assessment of internal control over financial reporting. We believe that this error is clerical in nature, and would not constitute a change in our conclusion regarding the effectiveness of our disclosure controls and procedures.

Item 12. Security Ownership of Certain Beneficial Owners and Management

13. Please include the address of each beneficial owner of record. Please refer to Item 403(a) or Regulation S-K.

Response 13:

As referenced in Item 403(a), the information must be provided for any beneficial owner of more than five percent of any class of the registrant's voting securities, which would be 75,500 of the Company's shares of beneficial interest. There are no beneficial owners on record that own 75,500 shares of beneficial interests; therefore, this information was appropriately omitted.

Item 13. Certain Relationships and Related Transactions

14. Here you state that the disclosure requested by Item 404 of Regulation S-K is included in your Schedule 14A. We are unable to locate that disclosure in your proxy statement. Please advise. In this regard, we also note the disclosure on page F-9 of your Form 10-K of a related party transaction. Please tell us why this should not be included in your Item 404 disclosure.


Response 14:

The related party transaction incorporated by reference in the Form 10-K was disclosed in Schedule 14A under the section Election of Trustees (Larry Parsons; footnote (d)). The name of the trustee, the trustee's interest in the transaction were both disclosed and the disclosure was summarized compared to the disclosure on page F-9 of the Form 10-K. After further review of Item 404 and the disclosure on Schedule 14A, the disclosure did not appear to be complete because it did not include a value for the transaction. As disclosed on page F-9, the value to the trustee is that they exercise the rights and obligations under the Sublease to maintain the property, to operate the property, and to sell or dispose of the property not needed for ongoing operations in accordance with the provision of the Lease and Sublease. However, this transaction has no value to the Company because NSC is still obligated to the Company by the same terms in the lease agreement regarding payments to be received directly from NSC. This will be clarified in future filings. Further, on page F-9 of the Form 10-K there was another related party transaction disclosed. However, in accordance with
Item 404, the transaction must exceed a dollar amount of $120,000; therefore, the second related party transaction was not required to be disclosed.

Exhibit 31.1, 31.2 and 31.3

15. Please note that your certifications must be in the exact form Prescribed by Item 601(b)(31) of Regulation S-K. In your amended filing, please include the following revisions in your certifications:

* Do not include the title of the individual in the "I, [identify certifying individual] certify that:" line;
* Refer to the "report" rather than the "annual report" or "quarterly report" in paragraph 2;
* Refer to the current versions of the Exchange Act Rules in paragraph 4;
* Include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in paragraph 4;
* Include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d);
* Include the phrase "(or persons performing the equivalent functions)" in paragraph 5; and
* Correct all other wording paragraphs 4 and 5 to conform to the exact form prescribed by Item 601(b)(31) of Regulation S-K.


Response 15:

After further review of Item 601(b)(31), we agree that the certifications were not exact in language as provided by the item. We will include the appropriate changes in the certifications that will be included with the amended Form 10-K.

Exhibit 99

16. We note that your certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002 only provides a written statement of certification by Herbert E. Jones, III. Please revise to include certification of this Periodic report by both your chief executive officer and chief financial officer (or equivalent thereof) in accordance with section 906 requirements.

Response 16:

Although there is only one certification, the certification is signed by the President and the Vice President, Secretary and Treasurer which are equivalent to the chief executive officer and chief financial officer. In the amended filing, we will include each officer in the body of the certification; in addition to their signature immediately following the certification.



Forms 10-Q for the Quarters Ended March 31, June 30, and September 31, 2008

Exhibits 31.1, 31.2 and 31.3

17. Please file an abbreviated amendment to your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2008, to conform your certifications to the exact wording as provided by Item 601(b)(31) of Regulation S-K. An abbreviated amendment consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications. In addition, please confirm for us that these changes will be incorporated in future filings.

Response 17:

We agree that the language in the certifications for the quarterly filings is not exact to Item 601(b)(31), and we will file an abbreviated amendment to correct the certifications. In addition, we will ensure that these changes are made in future filings.


Schedule 14A filed March 31, 2008

Election of Trustees

18. We note the disclosure in the first sentence that it is intended that all executed proxies, "not limited to the contrary," will be voted for the nominees. It appears that you use the phrase "not limited to the contrary" as a qualification. In future filings, the qualification should clearly state shareholders' ability to vote against your nominees.

Response 18:

We agree that the qualification should be changed to clearly state shareholders' ability to vote against nominees, and will make this change in future filings with the following disclosure:

"The persons named in the proxy card intend to vote the proxy for the election of the nominees, unless you indicate on the proxy card that your vote should be withheld from any or all of the nominees."

19. We note that three of the listed trustees also hold the positions of chairman, audit committee chairman, and president. Please identify the amount of time each officer has served in the identified positions other than as trustee. Also, please provide detailed disclosure of their business experience for the last five years. Such disclosure should identify the entities they were associated with and the business of such entity. Please refer to Item 401 of Regulation S-K.

Response 19:

Although the information was very briefly included in the Schedule 14A, with the exception of the time the officer has served their identified position; after further review of Item 401 of Regulation S-K, we agree that this information should be expanded in our Schedule 14A. The information will be included in future filings.

20. In future filings, please confirm whether Mr. Wenger is independent as is required by Item 407(d)(5)(i)(B) of Regulation S-K.

Response 20:

We will include that Mr. Wenger is independent in future filings.


Pittsburgh and West Virginia Railroad acknowledges:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any follow up questions, please contact me at (304)926-1152 or by e-mail at rmccoy@portamherst.com.

Sincerely,
/s/ Robert R. McCoy
Robert R. McCoy
Vice President, Secretary and Treasurer